Exhibit 99.207

DeFi Technologies’ Wholly-Owned Subsidiary Valour, SEBA Bank and MVIS Launch the SEBA VALOUR Metaverse Index

•	DeFI Technologies’ wholly-owned subsidiary Valour collaborated with SEBA Bank and MVIS to launch an investable index for tokens building for the Metaverse, SVMETA.

TORONTO, May 9, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, announced today that Valour Inc. (“Valour”), its wholly owned subsidiary and a pioneer in digital asset exchange traded products (“ETPs”), has partnered with SEBA Bank and MarketVector Indices (“MVIS”) to launch the SEBA VALOUR Metaverse Index (SVMETA).

The SVMETA index is an investable index for tokens building for the Metaverse that provides exposure to crypto assets related to gaming, entertainment and social interactions within the virtual and augmented reality world.

“The metaverse has incredible potential to change the way we interact with technology and the world around us, like how the internet altered that same intersection,” said Tommy Fransson, CEO at Valour. “This product enables people to invest in that potential – taking part in the next big technological revolution.”

SVMETA is a rules-based index that covers the CCCAGG pricing and is calculated in USD as a price index. The index is reviewed on a monthly basis. Detailed information about the index, including methodology details and index data, is available at [LINK].

“The Metaverse is the next iteration of the internet. It is a 3D virtual world that will allow users to interact with their environments and other Metaverse users. Apart from its massive entertainment potential, the Metaverse is expected to create its own ecosystem of commercial avatars, thereby creating incredible investment opportunities,” said Gregory Mall, Head Investment Solutions at SEBA Bank. “The SEBAV Metaverse Index engineered by SEBA Bank in collaboration with MVIS and Valour provides exposure to digital assets designed to capture the accelerating trends of gaming, entertainment and social interactions shifting into virtual environments. SEBA V constituents include tokens with exposure to the Metaverse which are selected based on their market capitalization and liquidity,” he continued.

With this latest development, DeFi Technologies is further advancing its mission of integrating the foundational assets of the new digital economy into legacy financial institutions. Through Valour, DeFi Technologies offers 27 unique ETPs based on 8 of the highest performing DeFi tokens. These ETPs include Bitcoin Zero and Ethereum Zero, the only zero-fee synthetic crypto ETPs currently traded in Europe. Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF). For more information on Valour, visit https://valour.com

About SEBA Bank

Founded in April 2018 and headquartered in Zug, SEBA Bank is a pioneer in the financial industry and is the only global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. In August 2019, SEBA Bank received a Swiss banking and securities dealer licence, and in September 2021 the CISA licence – the first time a reputed, regulatory authority such as FINMA has granted such licences to a financial services provider with a core capability in digital assets. In February 2022 SEBA Bank secured the Financial Services Permission from Abu Dhabi Global Market and opened an office in Abu Dhabi.

The broad, vertically integrated spectrum of services combined with the highest security standards, make SEBA Bank’s value proposition unique - this is why Banque de France selected SEBA Bank to test the integration of Central Bank Digital Currency (CBDC). CVVC Global Report, LGT Bank launched a cooperation, and CB Insights name SEBA Bank two years in a row as Top 50 Companies within the blockchain ecosystem. Aite Group awarded SEBA Bank with their 2021 Digital Wealth Management Impact Innovation Award in the category “Digital Startup of the Year”, in 2022 SEBA Bank won the WealthBriefing Swiss EAM Award for Excellence in Digital Assets Offering or Service, and LinkedIn list SEBA Bank as one of the Top Startups 2021 in Switzerland.
For more information about SEBA Bank, please visit our website.

About MarketVector Indices - www.mvis-indices.com

MarketVector Indexes GmbH (MVIS®) develops, monitors and markets the MVIS® indexes, a focused selection of pure-play and investable indexes. The introduction of MVIS® indexes has expanded VanEck’s successful brand from exchange-traded products to indexes, and the current portfolio of MarketVector indexes reflects the company’s in-depth expertise when it comes to emerging markets, hard assets, fixed income and special asset classes. Approximately USD 33.60 billion in assets under management are currently invested in financial products based on MVIS® indexes. MarketVector Indexes is a VanEck® Company.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of the SVMETA index; investor interest in Valour’s ETPs; geographic expansion and additional listings of Valour’s ETP offerings; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges, including the NGM, Frankfurt and Euronext; partnership with SEBA Bank and MVIS; investor demand for DeFi Technologies’ and Valour’s products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc.1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com ; Public Relations, Wachsman PR, defitech@wachsman.com
CO: DeFi Technologies, Inc.
CNW 06:00e 09-MAY-22